Mail Stop 4561

June 23, 2006

Louis J. Rogers
President
NNN Apartment REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

Re: **NNN Apartment REIT, Inc.**
        Amendment No. 5 to Registration Statement on Form S-11
        Filed June 12, 2006
        File No. 333-130945

Dear Mr. Rogers:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As we discussed, we are reviewing the presentation of the notes programs in your revised prior performance tables and may have further comment.

2.   We note from your disclosure in the prior performance section that affiliates made loans to affiliates of your sponsor "for the sole purpose of acquiring and holding real estate." If applicable, please revise your disclosure throughout, including the fee tables, to include this disclosure.

Prior Performance Summary, page 74

3.   For each program for which you disclose a return of capital from cash distributions, please disclose whether such return of capital was from distributions in excess of historical cash flow from operations, and please revise to disclose the amount of such cash flows and the alternative source of cash used to fund the distributions. We note for example, disclosure on pages 80, 82, 83 and 84.

4.   We note that the NNN 2004, 2005 and 2006 Notes Programs offered units of interests for the purpose of making secured and unsecured loans to affiliates of your sponsor "for the sole purpose of acquiring and holding real estate." Please reconcile this with your disclosure on pages 85, 87, 89, 91 and 92 that the source of distributions that exceed cash flows generated from operations of programs was in some instances the result of loans from Triple Net Properties or its affiliates.

5.   We note your disclosure on page 85 that the source of distributions in excess of cash flows generated from operations of programs was "cash reserves.., proceeds from the sales or refinancings of properties, distributions of prior years' excess cash flows or, loans from Triple Net Properties or its affiliates." In this connection, we note the following disclosures:

- pages 87 and 88, Triple Net Properties received deferred management fees from proceeds of the sale of the Program's property;

- page 89, Realty and Triple Net Properties received deferred property and asset management fees upon sale of the Program's property;

- pages 90, 92 and 93, Triple Net Properties or its affiliates forgave loans;

- page 90, Triple Net Properties did not receive a financing fee;

- page 91, Triple Net Properties advanced funds to cover operating expenses;

- page 91, Triple Net Properties received deferred management fees and incentive fees;

- pages 92 and 93, neither Triple Net Properties nor Realty received fees or commissions on the sale of the property;

- page 92, an affiliate of Triple Net Properties advanced funds to cover distributions.

Please revise to disclose, with respect to each applicable program, that if the sponsor or its affiliates had not deferred or forgiven fees or loans or made advances the amount of distributions made may have been reduced or the number of properties acquired reduced. In this regard, please consider including a separate risk factor discussing the fact that the sponsor or its affiliates had deferred or forgiven fees or advanced funds in the past but that it is under no obligation to do so here and that as a result distributions may be less for investors of the registrant.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James L. Weinberg, Esq. (*via facsimile*)
        Hirschler Fleischer, A Professional Corporation